April 15, 2009

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Re:  Coherent, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended September 27, 2008

Filed November 25, 2008

File No. 001-33962

The purpose of this letter is to respond to the comments raised in your letter to us dated April 9, 2009.  For your convenience, we have restated your comments below in bold type.  If after reviewing this letter, the Staff has further concerns or comments, we would be pleased to provide any necessary additional information.

Form 10-K for the Fiscal Year Ended September 27, 2008

Financial Statements, page 77

Note 2. Significant Accounting Policies, page 83

Goodwill, page 87

1.               We note your response to prior comment 1 where you indicate that you perform your annual goodwill impairment test at the beginning of the fourth quarter of each fiscal year and you would record any resulting impairment in the fourth quarter of the fiscal year. However, you did not address the disclosure that you perform the annual test using the balance sheet as of the end of the third fiscal quarter. Please explain how that would be consistent with paragraph 26 of SFAS 142. Explain why, since you have selected a testing date that is within the third quarter, you would not be required to provide the disclosures required by paragraph 47 of SFAS 142 as well as record any impairment loss that had been determined within the third quarter and not wait until the fourth quarter. Otherwise, please confirm that you performed the testing on the balance sheet as of the first day of your fourth quarter and revise future filings accordingly.

The Company respectfully advises the Staff that it performs its annual impairment tests at the beginning of the fourth quarter of the fiscal year using the opening balance sheet as of the first day of the fourth quarter, with any resulting impairment recorded in the fourth quarter of the fiscal year.

In future filings, the Company will clarify the disclosure of the timing of the performance of its annual impairment tests.  Below is a sample of the proposed modified disclosure:

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired (see Note X). Under SFAS 142, goodwill is tested for impairment by comparing the respective fair value with the respective carrying value of the reporting unit. Fair value is determined using a weighting of the Income (discounted cash flow), Market and Transaction approach valuation methodologies. We perform our annual impairment tests at the beginning of the fourth quarter of each fiscal year using the opening balance sheet as of the first day of the fourth quarter, with any resulting impairment recorded in the fourth quarter of the fiscal year.

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has appropriately responded to the Staff’s comment reflected in the Comment Letter. If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 408-764-4161.

Sincerely,

/s/ HELENE SIMONET

Helene Simonet
Executive Vice President and Chief Financial Officer